August 31, 2007
By EDGAR
Ms. Pamela A. Long
United States Securities and Exchange Commission
Washington, D.C. 20549-7010
Re:      Heritage-Crystal Clean, Inc.
           Registration Statement on Form S-1
           File No. 333-143864
Ladies and Gentlemen:
On behalf of our client, Heritage-Crystal Clean, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated August 22, 2007, concerning the above-referenced document and the Company’s initial public offering of securities. For your convenience, the responses by the Company follow the bolded text of the applicable SEC comment. In addition to the responses below, the Company has filed today Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 referenced above to address the Staff’s comments and is supplementally providing you with three copies of Amendment No. 2, which are marked to show changes against the initial filing.
1.	We note your response to prior comment 3. Please clarify for us how the various family members and affiliated entities made their oral requests to purchase shares in the offering and your involvement in connection with those requests. Please also advise what agreement or understanding you have with such persons to offer shares to them pursuant to this prospectus.
Response. The persons identified in the table included in “Use of Proceeds” on page 20 of Amendment No. 2, are either (i) current members of the Board of Directors (the “Board”) of Heritage-Crystal Clean, LLC or (ii) in communication with members of the Board, and made unsolicited oral requests to purchase shares of common stock during informal discussions at Board meetings. Although the Company has expressed a willingness to conduct the Direct Placement as described in Amendment No. 2, there is no formal agreement obligating or committing the Company to offer shares in the Direct Placement, or obligating such parties to purchase shares in the Direct Placement.
Components of Executive Compensation, page 50 (page 51 in Amendment No. 2)
2.	In response to prior comment 16, you state that cash bonuses are based on actual, and not projected operating income. However, your disclosure states that you

Ms. Pamela A. Long
August 31, 2007

determined a target distribution based on 80% of a projected bonus pool, which was in turn based on a percentage of projected earnings. We note that you also refer to “the remaining twenty percent” of the bonus pool, which was assigned as discretionary bonus. This disclosure suggests that the bonuses are based on projected amounts of income. Please clarify. Please also disclose the total amount of the bonus pool that you used in 2006, and the amount of projected or actual income that it relates to, and the percentage of the bonus pool allocated to each of the named executive officers.
Response. Near the beginning of each fiscal year, the Company determines a projected cash bonus pool (the “Projected Total Pool”) based on a percentage determined by the Compensation Committee (the “Bonus Percentage”) of the projected earnings of the Company for such fiscal year. The Projected Total Pool is divided into two portions: (i) 80% of the Projected Total Pool (the “Projected Bonus Pool”) and (ii) 20% of the Projected Total Pool (the “Projected Discretionary Pool”). The Projected Bonus Pool is used by the Company to allocate the target bonuses for executives and key employees for budgeting purposes only. The Company generally targets discretionary bonuses equal to 25% of the budgeted non-discretionary bonuses, but allocation of such amounts is made after fiscal year end based on individual performance.
After the end of each fiscal year, the Company determines the actual cash bonus pool (the “Actual Total Pool”) which is calculated by multiplying the Bonus Percentage with the actual earnings of the Company for the fiscal year. If the annual audit is not complete by the time that the Actual Total Pool is calculated, the Board relies on a good faith estimation of the actual earnings of the Company for the fiscal year. The Actual Total Pool is divided into two portions: (i) 80% of the Actual Total Pool (the “Actual Bonus Pool”) and (ii) 20% of the Actual Total Pool (the “Actual Discretionary Pool”). If the Actual Bonus Pool is more or less than the Projected Bonus Pool, then the targeted bonus amounts are adjusted accordingly, up or down, on a pro rata basis and such adjusted amounts (as well as the Actual Discretionary Pool, which is assigned to participants on a discretionary basis at the end of the fiscal year) are the actual bonuses paid.
The Company has revised the “Components of Executive Compensation” section on page 51 of Amendment No. 2 to clarify that “the remaining twenty percent” that is assigned to participants as a discretionary bonus refers to the Actual Discretionary Pool, based upon the actual operating results of the Company, and not to the Projected Discretionary Pool.
The Company has also revised the “Components of Executive Compensation” section on page 51 of Amendment No. 2 to disclose the total amount of the Actual Total Pool used in fiscal 2006, the amount of actual income that it relates to, and the percentage of the Actual Total Pool allocated to each of the named executive officers. The allocated percentages of each of: (i) the Actual Bonus Pool; (ii) the Actual Discretionary Bonus; and (iii) the Actual Total Pool, for each of the Company’s named executive officers, are listed in the table below for fiscal 2006:

Ms. Pamela A. Long
August 31, 2007

	Fiscal 2006
		Percentage of
	Percentage of	Actual	Percentage of
	Actual Bonus Pool	Discretionary Pool	Actual Total Pool
Name	Allocated	Allocated	Allocated
Joseph Chalhoub	16.7%	23.4%	18.0%
John Lucks	10.0%	16.0%	11.2%
Gregory Ray	8.33%	11.7%	9.0%
Tom Hillstrom	6.67%	8.0%	6.9%
Our Performance-Based Annual Incentive Plan, page 58 (page 59 in Amendment No. 2)
3.	Please disclose the percentage of your operating income that will constitute the incentive pool for 2007, and disclose the percentages of the incentive pool allocated to each of the executive officers for 2007. You should discuss any actions taken since the end of your most recent fiscal year that relate to executive compensation, including actions relating to your determination of the amount and any formulas for each element of compensation to be paid to each executive.

Response. The Company has revised “Our Performance-Based Annual Incentive Plan” section on page 59 of Amendment No. 2 to disclose the percentage of the Company’s operating income that will constitute the Actual Total Pool for fiscal 2007, and to disclose the percentages of the Actual Bonus Pool to each of the executive officers for 2007. The Company notes that with respect to fiscal 2007, no cash awards will be made under its Performance-Based Annual Incentive Plan, which will be adopted in connection with the completion of the Company’s initial public offering, and is designed to provide annual cash awards that satisfy the conditions for performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended.
Employment and Related Agreements, page 58 (page 60 in Amendment No. 2)
4.	We note your response to prior comment 18 that the salary amounts set forth in the employment agreements are “minimum” amounts, and that the excess that is shown in the table are determined by the compensation committee and are also categorized as “salary.” Please discuss, in CD&A and in this section, the flexibility afforded to the compensation committee to increase salary paid to the executives above the minimum amounts and the bases upon which the committee determines to increase compensation. Clarify in CD&A how determinations regarding these increases affect determinations regarding bonuses and other compensation, and discuss why you pay these amounts as increased salary rather than as bonus or other compensation.

Ms. Pamela A. Long
August 31, 2007

Response. Notwithstanding the Company’s response to prior comment 18, upon further review of the employment agreements for Messrs. Chalhoub, Lucks and Ray, the Company notes that such agreements are, by their terms, deemed to be automatically amended upon each increase in salary approved by the Board. The Company has revised the “Employment and Related Agreements” section, with respect to the employment agreements for each of Messrs. Chalhoub, Lucks and Ray, to reflect the increased salaries.
The Company has revised the “Components of Executive Compensation” section on page 51 of Amendment No. 2 to clarify the flexibility afforded to the Compensation Committee to increase salaries paid to the executives above the minimum amounts and the bases upon which the Compensation Committee determines to increase compensation. The Company has also revised the “Components of Executive Compensation” section on page 51 of Amendment No. 2 to clarify how determinations regarding these increases affect determinations regarding bonuses and other compensation, and why it pays these amounts as increased salary rather than as bonus or other compensation.
Statement of Operations, page F-4
5.	We note your response to prior comment 33. However, it appears that the related charge to reduce solvent inventories to net realizable value should be classified as cost of sales in your statement of operations for the first half ended June 16, 2007. In this regard, please revise your document as appropriate. See “Status” section of EITF 96-09 for guidance.

Response. EITF 96-09 addresses the income statement classification for inventory markdowns associated with a restructuring or exit activity. The Company does not believe that the transaction that resulted in the gain on contract termination represents a restructuring or exit activity and, therefore, believes the guidance in EITF 96-09 is not applicable. Prior to the contract termination, the Company had a firm commitment from a customer to purchase used solvent at a determined price. Used solvent was valued at net realizable value, based on the firm commitment. The Company continues to generate and sell used solvent but at prices lower than that of its previous contractual arrangement. The $3,000,000 settlement to terminate the supply agreement was in part to compensate the Company for the reduction in the value of its used inventory, which the Company retained. As the reduction in inventory value was directly related to the contract termination, the Company believes it is appropriate to include the inventory markdown in the computation of the $817,000 reported as gain on contract termination. The accounting for this transaction is further described in note 9 to the Company’s financial statements.

Ms. Pamela A. Long
August 31, 2007

Note 10 – Management Equity Incentive Plan, page F-13
6.	We note that you issued restricted common units in February 2007. Please supplementally tell us how you determined the estimated fair market value of $5,964 per unit and how this represents the estimated price per unit in an anticipated initial public offering.

Response. The Company estimated the fair market value of the 190 restricted common units issued in February 2007 (the “February 2007 Restricted Units”) based on the estimated price per unit in an anticipated initial public offering as follows:
(a)	The Company’s starting point was a target market capitalization of $112 million (the “Total Common Equity Valuation”) for all shares of the Company’s outstanding common stock, upon the completion of the initial public offering, based on initial discussions regarding potential valuation ranges with representatives of William Blair & Co. in March 2007 in anticipation of an initial public offering.

(b)	Next, the Company reduced the Total Common Equity Valuation by approximately $39 million, to reflect the 35% of the Total Common Equity Valuation related to the shares of common stock sold in connection with the offerings and the receipt of proceeds therefrom. Based on this calculation, the total value of the Company’s common stock outstanding prior to the completion of the offerings was approximately $73 million (the “Pre-IPO Common Equity Valuation”). Because the common units of Heritage-Crystal Clean, LLC will be exchanged for the Company’s common stock outstanding immediately prior to the completion of the offerings (see “Prospectus Summary — Reorganization”), the Company determined that the Pre-IPO Common Equity Valuation equaled the fair market value of all of the common units of Heritage-Crystal Clean, LLC prior to the Reorganization.

(c)	The Company then determined that there were 12,234 common units outstanding (the “Pre-IPO Common Units”) after the issuance of February 2007 Restricted Units, and estimated that the value of each of the February 2007 Restricted Units is the amount obtained by dividing the Pre-IPO Common Equity Valuation with the number of Pre-IPO Common Units, or $5,964 per unit.
7.	Please supplementally provide to us your computation of compensation expense in 2007 for the restricted common units.

Response. In February 2007, the Company issued 70 restricted common units that vest over five years. As described in the response to Comment 6, the Company has estimated a fair market value of $5,964 per restricted common unit at the grant date, based on the estimated price per unit in an anticipated initial public offering. As of June 16, 2007, the Company has recognized compensation expense of $83,430 for these units.

Ms. Pamela A. Long
August 31, 2007

In February 2007, the Company also issued an additional 120 units that vest based on certain performance conditions of one of the Company’s operating divisions through 2011. As described in the response to Comment 6, the Company has similarly estimated a fair market value of $5,964 per restricted common unit at the grant date, based on the estimated price per unit in an anticipated initial public offering. As of June 16, 2007, the Company has recognized compensation expense of $66,000 as share based compensation for the vested portion of these units, reflecting the Company’s assessment that it is probable that the performance criteria will be achieved. Thus, as of June 16, 2007, the total compensation expense recognized by the Company with respect to the 190 restricted common units issued in February 2007 is $149,430.
Note 11 — Pro Forma Adjustments (Unaudited), page F-14
8.	Your note states that a pro forma tax provision has been calculated at an effective tax rate of 43.8% for the fiscal half ended June 17, 2006. However, the pro forma provision for income taxes shown on your statement of operations for that period has been calculated at an effective tax rate of $41%. Please revise your document as appropriate.

Response. The Company has revised Note 11 on page F-14 of Amendment No. 2 to reflect that the Company’s effective tax rate for the fiscal half ended June 17, 2006 was 41.0% rather than 43.8%.
9.	Please supplementally tell us why you have included mandatorily redeemable shares and capital units in the calculation of basic and diluted earnings per share and cite the authoritative literature which supports your accounting treatment.

Response. The Company has included both the mandatorily redeemable capital units held by employees (“liability classified units” — see note 10 to the financial statements) and the 1,128 common units that are redeemable at the option of the holder (“temporary equity units” — see note 7 to the financial statements) in the calculation of basic and diluted earnings per share. Both the liability classified units and the temporary equity units are redeemable at a formula value determined based on a multiple of EBITDA. This formula value has not increased the redemption value due to the amount of the unpaid cumulative preferred return on the preferred units. Since these common units have had no change in redemption value, they have no effect on the net income available to common units. While they contain a redemption feature, the liability classified units and temporary equity units continue to participate in the Company’s earnings along with all other common units. Thus, excluding these units from the calculation of basic and diluted earnings per share would result in higher earnings per share than would otherwise be reported if the shares were included. EITF 03-06 Participating Securities and the Two-Class Method under SFAS 128 indicates that participating securities that are convertible

Ms. Pamela A. Long
August 31, 2007

into common stock be included in the computation of basic EPS if the effect is dilutive. Further, upon completion of the initial public offering, the redemption features will terminate and the liability classified units and temporary equity will be exchanged for common stock with no redemption features. Therefore, the Company has determined that it is appropriate to include these common units in the calculation of basic and diluted earnings per share.
Exhibit Index
10.	Include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Response. The Company has revised page II-7 of Amendment No. 2 to include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Ms. Pamela A. Long
August 31, 2007

Please call the undersigned if you have any questions or additional comments.

Very truly yours,
/s/ Heidi J. Steele

Heidi J. Steele

cc:	Joseph Chalhoub
Greg Ray
Larry A. Barden